Catalyst
SXC   + Health
Solutions
Catalyst
SXC   + Health
Solutions
CREATING A LEADING NATIONAL PROVIDER
OF PBM SERVICES AND HEALTHCARE
INFORMATION TECHNOLOGY SOLUTIONS
April 18, 2012
FILED BY SXC HEALTH SOLUTIONS CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: CATALYST HEALTH SOLUTIONS, INC.
COMMISSION FILE NO.: 000-31014
The following is an investor presentation made by SXC Health Solutions Corp.
on April 18, 2012.

Forward-Looking Statements
Forward-Looking Statements

Certain statements included in this communication, including those that express management’s expectations or estimates of SXC’s or the combined company’s future performance, constitute “forward-looking statements”
within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. SXC cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause
SXC’s actual financial results, performance, or achievements to be materially different from SXC’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, SXC’s ability to achieve increased market acceptance for SXC’s product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in SXC’s software products; SXC’s ability to identify and complete acquisitions, manage SXC’s growth and integrate acquisitions; SXC’s ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for SXC’s healthcare software solutions; interruption of SXC’s operations due to outside sources; SXC’s dependence on key customers; maintaining SXC’s intellectual property rights and litigation involving intellectual property rights; SXC’s ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of SXC’s security by third parties; SXC’s dependence on the expertise of
SXC’s key personnel; SXC’s access to sufficient capital to fund SXC’s future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of SXC’s forward-looking statements. Other factors that should be considered are discussed from time to time in SXC’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the risks and uncertainties discussed under the captions “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” in SXC’s 2011 Annual Report on Form 10-K and subsequent Form 10-Qs, which are available at www.sec.gov. Investors are cautioned not to put undue reliance on forward- looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on SXC’s behalf are expressly qualified in their entirety by this cautionary statement. SXC disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.
Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of SXC’s existing customers and contracts, SXC’s ability to market SXC’s products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of SXC’s key personnel, SXC’s customers continuing to process transactions at historical levels, that SXC’s systems will not be interrupted for any significant period of time, that SXC’s products will perform free of major errors, SXC’s ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of SXC’s business.
SXC Forward-Looking Statements
Catalyst Forward-Looking Statements
Certain statements included herein may contain certain forward-looking statements including, without limitation, statements concerning Catalyst's operations, economic performance and financial condition.  The words
"believe," "expect," "anticipate," "will," "could," "would," "should," "may," "plan," "estimate," "intend," "predict," "potential," "continue," and the negatives of these words and other similar expressions generally identify forward-
looking statements.  In addition to Catalyst's expectations or estimates of a combined company's future performance or matters relating to the proposed transaction, these forward-looking statements may include statements addressing Catalyst's operations and Catalyst's financial performance.  Readers are cautioned not to place undue reliance on these forward-looking statements, which, among other things, speak only as of their dates.  These forward-looking statements are based largely on Catalyst's current expectations and are based on a number of risks and uncertainties, including, without limitation, (i) general adverse economic conditions, (ii) changes in governmental laws and regulations, (iii) Catalyst's ability to compete effectively in the pharmacy benefit management industry, (iv) Catalyst's relationships with key clients, pharmacy network affiliations and various pharmaceutical manufacturers and rebate intermediaries, (v) changes in industry pricing benchmarks, (vi) uncertainties relating to the transition and integration of completed and future acquisitions and/or expansion opportunities, (vii) Catalyst's current level of indebtedness and any future indebtedness Catalyst may incur; (viii) disruption in Catalyst's operations, (ix) unanticipated changes in Catalyst's ability to execute its growth strategy,
(x) generic utilization levels, (xi) insufficient insurance coverage to cover costs associated with litigation, (xii) Catalyst's ability to accurately estimate how much future revenue Catalyst will generate, as well as the level of implementation and transaction costs that Catalyst will incur, under newly commenced PBM agreements and other risks and uncertainties discussed in Catalyst's filings with the SEC, including Catalyst's Annual Report on
Form 10-K and quarterly reports on Form 10-Q.  Actual results could differ materially from results referred to in the forward-looking statements.  In light of these risks and uncertainties, there can be no assurances that the results referred to in the forward-looking statements contained herein will, in fact, occur.  Catalyst undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may arise after the date hereof.  Readers are urged to carefully review and consider the various disclosures made in Catalyst's other filings with the SEC that attempt to advise interested parties of the risks and factors that may affect
Catalyst's business.

Forward-Looking Statements cont.
Forward-Looking Statements cont.
Transaction Forward-Looking Statements
In addition, numerous factors could cause actual results with respect to the proposed transaction to differ materially from those in the forward-looking statements, including without limitation, the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the SXC and
Catalyst businesses will not be integrated successfully; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule contemplated by the parties;
the failure of shareholders of SXC or Catalyst to approve the proposed transaction; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk of customer attrition; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the ability to obtain the financing contemplated to fund a portion of the consideration to be paid in the proposed transaction and the terms of such financing.
Important Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Catalyst and SXC. The proposed transaction will be submitted to the shareholders of Catalyst and the shareholders of SXC for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus that will be mailed to shareholders. Such documents, however, are not currently available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF CATALYST AND/OR SXC ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN
THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Catalyst and SXC, once such documents are filed with the SEC, through the website maintained by the SEC at
www.sec.gov. Copies of the documents filed with the SEC by SXC will be available free of charge on SXC’s website at www.sxc.com under the heading “Investor Information” or by contacting SXC’s
Investor Relations Department at 630-577-3100. Copies of the documents filed with the SEC by Catalyst will be available free of charge on Catalyst’s website at www.catalysthealthsolutions.com under the heading “Investor Information” or by contacting Catalyst’s Investor Relations Department at 301-548-2900. SXC, Catalyst and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SXC is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012.  Information about the directors and executive officers of Catalyst is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on April 28, 2011. These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Strategically and Financially
Compelling Transaction
Strategically and Financially
Compelling Transaction
Combines two fast-growing complementary businesses to create a $13 billion leader in PBM services and healthcare information technology solutions
Complementary products, services and solutions
Distinct market segments served; combination will serve a larger addressable market
Creates a market-leading PBM with strengthened capabilities, improved market visibility and additional scale
Leverages Catalyst’s industry-leading client services model and award-winning clinical capabilities
Leverages SXC’s industry leading PBM tools and services
Increased operating size and scale delivers value for clients and members
Improved purchasing leverage for prescription drugs to drive lower costs
Unique PBM model well-positioned to serve evolving market needs
Ability to serve large employers, health plans and government clients with industry-leading innovation and flexible offerings
Strengthened financial profile
Expected to be highly accretive to SXC’s non-GAAP earnings in 2013
Strong balance sheet and significant free cash flow post closing
Low integration risk
Low integration risk given SXC’s proven integration experience, shared IT platform, and overall familiarity with Catalyst

Transaction Summary
Transaction Summary
Structure and
Consideration
Accretion
Synergies
Governance
Merged Company
Path To Completion
•
$28.00 in cash and 0.6606 shares of SXC stock
•
Implied premium of  approximately 28% as of 4/17/12
•
SXC shareholders expected to own 65%; Catalyst shareholders expected to own 35%
•
Catalyst shareholders to receive $81.02 per share in cash and stock (based on the closing price of SXC’s stock on 4/17/12)
•
Transaction expected to be highly accretive to SXC’s non-GAAP earnings in 2013
•
Expect to achieve approximately $125 million of annual cost synergies
•
SXC Chairman and CEO will lead the combined company
•
SXC CFO will remain CFO of the combined company
•
SXC Board will include two current Catalyst directors
•
SXC (NASDAQ: SXCI, TSX: SXC)
•
Headquarters in Lisle, IL
•
SXC and Catalyst shareholder votes
•
Regulatory approvals and customary closing conditions
•
Expected closing in the second half of 2012

Significant Benefits to Catalyst Shareholders
Significant Benefits to Catalyst Shareholders
Strategic premium delivers immediate value to Catalyst shareholders
28% premium to closing price as of 4/17/12
Pro forma company expected to be owned 35% by Catalyst shareholders
Enhanced growth potential
Combination aligns core competencies, strengthens capabilities, and provides opportunity for synergy realization
Leverages SXC’s tools and technology to provide additional value to Catalyst’s client base
Accelerates revenues, earnings, and free cash flow growth

Participation in upside potential of combined company

Complementary Businesses
Compelling Strategic Fit
Complementary Businesses
Compelling Strategic Fit

Comprehensive suite of best-in-class
services and solutions
Increased client diversity including large
employers, managed care organizations,
state and local governments, hospice, FFS
Medicaid, long-term care, and workers’
compensation clients
Enhanced scale and scope to drive down
healthcare costs for clients and members
Flexible, customizable solutions to reduce
costs and manage complexity
Strengthened offering in mail, retail and
specialty pharmacy

Additional Size, Scale, and Broadened Scope
Additional Size, Scale, and Broadened Scope
Greater scale and scope increase purchasing efficiency and ability to drive lower costs to members
Leading independent provider of flexible PBM solutions offers strong alternative to traditional PBMs
SXC technology platform provides unlimited scalability
Increased breadth of client verticals served

Employers
Health Plans
PBMs
Medicare Part D
FFS Medicaid
Unions
Long-Term Care
Workers’
Compensation
State and Local
Governments
Hospice

Capitalizing on the Opportunity
Capitalizing on the Opportunity
Plan sponsors increasingly focused on cost containment
Recent transaction activity further elevates the need for scale to better serve clients
Shift by MCOs toward integrated care models and hybrid PBM
structures thus creating the need for an “unbundled” PBM offering
Increased client RFP activity creates new opportunities for well-
positioned competitors
Positive industry trends around generics, specialty pharmaceuticals and healthcare reform support longer-term growth opportunity

Combined company well positioned to benefit
from rapidly evolving healthcare industry

Financially Compelling Transaction
Financially Compelling Transaction
Combination creates an organization with $13 billion in revenue
Expected to be highly accretive to SXC’s non-GAAP earnings in 2013
Combined company will have strong balance sheet and cash flow
Creates flexibility to continue investing in growth initiatives while paying down debt

Expected Transaction Metrics
Expected Transaction Metrics
Integration expected to be completed 18 to 24 months following closing
SXC expects $125 million in synergies achieved primarily through improved scale and operating leverage
SXC expects $40-$45 million of integration expenses over the integration timeframe
SXC expects the transaction to result in $200 million in annual deal-
related amortization upon closing, which will be backed-out in the adjusted EPS calculation
SXC expects $25 million in one-time transaction-related expenses, which should be realized in 2012
SXC expects $70 million in annual interest expense upon closing due to the $1.7 billion in debt used to finance the transaction

An Ideal Partnership
An Ideal Partnership
Combines two fast-growing, complementary businesses focused on lowering the cost of healthcare and improving patient outcomes
Long history of working closely together to deliver value to clients
Shared vision regarding customer-centered approach to client service
Impressive track record for growth and value creation in the PBM space
Tremendous opportunity for combined company to compete in the rapidly evolving PBM market and deliver additional value to
shareholders

Summary of Non-GAAP Financial Measures
Summary of Non-GAAP Financial Measures
SXC reports its financial results in accordance with generally accepted accounting principles in the United States (“GAAP”).  SXC’s management also evaluates and makes operating decisions using various other measures.  Such measures are adjusted earnings per share, EBITDA, and adjusted EBITDA, which are non-GAAP financial measures.  SXC’s management believes that these measures provide useful supplemental information regarding the performance of SXC’s business operations.
Adjusted earnings per share is a non-GAAP measure which takes earnings per share and adds back the impact of amortization of intangible assets, net of tax. Amortization of intangible assets arises from the acquisition of intangible assets in connection with the Company’s acquisitions. SXC excludes amortization of intangible assets from non-GAAP adjusted earnings per share because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of SXC business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions and full amortization of previously acquired intangible assets. Investors should note that the use of these intangible assets will contribute to revenue in the future period presented and periods beyond that and should also note that such expense will recur in future periods.
EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income taxes, depreciation, and amortization. Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income taxes, depreciation, amortization, and stock-based compensation.  Management believes it is useful to exclude depreciation, amortization and net interest income (expense) as these are essentially fixed amounts that cannot be influenced by management in the short term.
Management believes that adjusted earnings per share, EBITDA, and adjusted EBITDA provide useful supplemental information to management and investors regarding the performance of the Company’s business operations and facilitate comparisons to its historical operating results.  Management also uses this information internally for forecasting and budgeting as it believes that the measures are indicative of the Company’s core operating results.  Note however, that both items are performance measures only, and do not provide any measure of the Company’s cash flow or liquidity.  Non-GAAP financial measures should not be considered as a substitute for measures of financial performance in accordance with GAAP, and investors and potential investors are encouraged to review the reconciliation of adjusted earnings per share adjusted EBITDA on SXC’s website (www.sxc.com).
Adjusted earnings per share, EBITDA, and adjusted EBITDA do not have standardized meanings prescribed by GAAP.  The
Company's method of calculating adjusted earnings per share, EBITDA, and adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.
Reconciliation of adjusted EPS, EBITDA, and adjusted EBITDA to net income is available on SXC’s website (www.sxc.com).